Exhibit 13

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc (the “Company”)

550 Airport Road

Medford, Oregon

U.S.A. 97504

Item 2	Date of Material Change

July 13, 2023.

Item 3	News Release

The News Release was disseminated through the facilities of Cision, and filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

The Company announced that, on July 13, 2023, it closed the first tranche of a non-brokered private placement of unsecured convertible debentures with an aggregate principal amount of USD$5.0M.

Item 5.1	Full Description of Material Change

The Company announced that, on July 13, 2023, it closed the first tranche of a non-brokered private placement of unsecured convertible debentures (each, a “Debenture”) with an aggregate principal amount (the “Principal Amount”) of USD$5.0M (the “Offering”).

Additionally, on closing, the Company issued to the subscribers under the Offering (each a “Debentureholder”) an aggregate of 13,737,500 common share purchase warrants (the “Warrants”) representing one-half of one warrant for each C$0.24 of Principal Amount subscribed. The Company may, at its option, increase the Offering by an additional US$1,000,000 for gross proceeds of up to US$6,000,000.

The Debentures will mature four years from the date of issue (the “Maturity Date”), bear interest at a rate equal to 9% per annum, payable in United States currency on the last business day of the month following the end of each calendar quarter and are convertible as set forth below into common shares of the Company (each, a “Share”).

Debentureholders will be entitled, at their option, to convert, at any time on or prior to the Maturity Date, the outstanding Principal Amount and accrued interest into Shares at a price per Share equal to C$0.24. The Company may elect to prepay the Principal Amount together with any interest thereon prior to the Maturity Date upon providing 30 days’ notice to the Debentureholder.

Each Warrant will be exercisable into one Share (a “Warrant Share”) at an exercise price of C$0.28 for a period of three years from the date of issue (the “Warrant Expiry Date”) and are subject to an acceleration clause that in the event that the Shares close at or above C$0.40 per share on the Canadian Securities Exchange for ten consecutive trading days (the “Acceleration Event”), the Warrant Expiry Date shall accelerate to 90 days following notice of the Acceleration Event.

The proceeds of the Offering will be used for the expansion of the Company’s business and for general corporate purposes. The Debentures, the Warrants as well as the underlying Shares, will be subject to a statutory hold period for a period of four months and one day pursuant to Canadian securities laws.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Obie Strickler

Chief Executive Officer

Tel: +1 458 226 2100

Email: obie@grownrogue.com

Item 9	Date of Report

July 18, 2023.

FORWARD-LOOKING STATEMENTS

This material change report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans to increase the Offering, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on SEDAR at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.